SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Hvide Marine Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   448515 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Eugene P. Lynch
                        Clipper Capital Associates, L.P.
                          650 Madison Avenue, 9th Floor
                               New York, NY 10022
                                 (212) 940-6050
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                NOVEMBER 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



NY2:\850971\02\$8M302!.DOC\36315.0021

                                  SCHEDULE 13D
CUSIP NO. 448515 10 6

--------- --------------------------------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          13-3706407
          CLIPPER CAPITAL ASSOCIATES, INC.
--------- --------------------------------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A) [ ]
                                                                                                  (B) [ ]
--------- --------------------------------------------------------------------------------------------------------
     3    SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*
          N/A
--------- --------------------------------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                                              [ ]
--------- --------------------------------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
------------------------------------------------------------ ------- ---------------------------------------------
                         NUMBER OF
                          SHARES
                       BENEFICIALLY                                  SOLE VOTING POWER
                       OWNED BY EACH                         7       -0-
                         REPORTING
                        PERSON WITH
                                                             ------- ---------------------------------------------
                                                             8       SHARED VOTING POWER
                                                                     -0-
                                                             ------- ---------------------------------------------
                                                             9       SOLE DISPOSITIVE POWER
                                                                     -0-
                                                             ------- ---------------------------------------------
                                                             10      SHARED DISPOSITIVE POWER
                                                                     -0-
--------- --------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
--------- --------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                             [ ]
--------- --------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          0.0%
--------- --------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
          CO
--------- --------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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
                               *Explanatory Note*

           This Schedule 13D is being filed by the Reporting Person (as defined below) to report changes in beneficial ownership of Common Stock (as defined below) since the joint filing of Amendment No. 2 to Schedule 13D (July 1, 1998). This is not a joint filing with the persons signatory to Amendment No. 2. This
Schedule 13D incorporates by reference all information and exhibits applicable to the Reporting Person that were filed with Amendment No. 2 (July 1, 1998), Amendment No. 1 (June 10, 1997) and the original Schedule 13D (September 12,
1996).

ITEM 1.  SECURITY AND ISSUER.

           This Statement relates to the Class A Common Stock, par value $0.001 per share (the "Class A Shares"), and the Class B Common Stock, par value $0.001 per share (the "Class B Shares," and collectively with the Class A Shares, the "Common Stock"), of Hvide Marine Incorporated, a Florida corporation (the "Company"). The Class A Shares and the Class B Shares vote together on all matters submitted to a vote of shareholders. The Class A Shares has one vote per share and the Class B Shares has ten votes per share. Class B Shares are freely convertible into Class A Shares on a one-for-one basis.

           The Company's principal executive offices are located at 2200 Eller Drive, Fort Lauderdale, Florida 33316.

ITEM 2.  IDENTITY AND BACKGROUND.

           This Statement is being filed by Clipper Capital Associates, Inc. ("Clipper" or the "Reporting Person").

           Clipper is a Delaware corporation with its principal executive offices located at 650 Madison Avenue, 9th Floor, New York, New York 10022. At present, the business of Clipper consists of performing the function of, and serving as, the general partner of Clipper Capital Associates, L.P. ("Clipper L.P."), which in turn is the general partner of certain private investment funds. Clipper L.P. is the general partner of certain limited partnerships (collectively with Clipper L.P., the "Clipper Partnerships"), including Clipper/Park HMI, L.P. ("Park"), Clipper/Merchant HMI, L.P. ("Merchant") and Clipper/Merban, L.P. ("Merban"). Mr. Robert B. Calhoun, Jr., a U.S. citizen whose business address is the same as Clipper's, owns all of the outstanding stock of Clipper. The attached Schedule I is a list of the directors and executive officers of Clipper; each of the named persons is a U.S. citizen.

           During the last five years, the Reporting Person, and to the knowledge of the Reporting Person, none of the persons named in this Item 2 or in Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of


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
such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           No cash consideration was paid in connection with the transactions that require this filing. For a description of these transactions, see Item 4, below.

ITEM 4.  PURPOSE OF TRANSACTION.

           Clipper L.P. directly owned 28,669 Class B Shares. Clipper L.P. is the general partner of each of: (i) Park, which directly owned 649,979 Class B Shares, (ii) Merchant, which directly owned 259,990 Class B Shares and (iii) Merban, which directly owned 111,960 Class B Shares.. On October 28, 1999, each of Clipper L.P., Park, Merchant, Merban and Merban converted its Class B Shares into Class A Shares. Thereafter, on November 22, 1999, each of Park, Merchant and Merban distributed pro rata to its partners all of the Class A Shares each received upon conversion together with the 214,057, 85,626 and 305,476 Class A Shares already held directly by Park, Merchant and Merban, respectively (the "Partnership Distribution").

           The sole stockholder of the Reporting Person, Robert B. Calhoun, Jr., is a director of the Company. Except as described in Item 6 below, the Reporting Person does not have either plans or proposals related to or that would result in: (i) the acquisition by any person of additional securities of the Company;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any persons; (viii) causing the shares of Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

           The responses of the Reporting Person to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. To the knowledge of the Reporting Person, Robert B. Calhoun, Jr. directly owned 56,631 Class A Shares as of November 29, 1999, with sole voting and dispositive power.

           On November 22, 1999, Clipper and Clipper L.P. sold 323 and 33,668 Class A Shares, respectively, for $0.15 per share in a brokers' transaction over-the-counter.

           On account of the Partnership Distribution on November 22, 1999, the Reporting Person (including Clipper L.P., Park, Merchant and Merban) ceased to be the beneficial owner of more than five percent of the Class A Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

           None, except as incorporated herein by reference (see explanatory note).


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           None, except as incorporated herein by reference (see explanatory note).









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
                                   Signatures

           After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  November 30, 1999
                                             CLIPPER CAPITAL ASSOCIATES, INC.,

                                             By: /s/ Robert B. Calhoun, Jr.
                                                 ------------------------------
                                                 Name: Robert B. Calhoun, Jr.
                                                 Title: President

                                   Schedule I

                       Directors and Executive Officers of
                       -----------------------------------
                        Clipper Capital Associates, Inc.
                        --------------------------------


Name                                                      Business Address
----                                                      ----------------

Eugene P. Lynch                                     Clipper Capital Associates
Treasurer, Secretary and Director                       650 Madison Avenue
                                                        New York, NY 10022
Robert B. Calhoun, Jr.
President and Director















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